KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

April 20, 2022

Mr. Ronald Alper

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	NOYACK Logistics Income REIT II, Inc. Draft Offering Statement on Form 1-A Filed on April 5, 2022 File No. 024-11850

Dear Mr. Alper:

This letter is submitted on behalf of NOYACK Logistics Income REIT II, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on April 5, 2022 (“Offering Statement”), as set forth in your letter dated April 15, 2022 addressed to Mr. Charles Follini, the Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with response below the numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

April 20, 2022 Page 2

General

1.	We partially reissue comment 1. We note that this offering includes a minimum offering feature with subsequent quarterly closings and that the company may reject subscriptions for any reason. As it appears that you will process subscription requests on a quarterly basis and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

RESPONSE: The Company respectfully contends that the offering outlined in the Offering Statement is a “continuous offering” because the offering of the securities will commence promptly after qualification of the Offering Statement (within two (2) days as stipulated in Rule 251(d)(3)(i)(F) of Regulation A) and will continue to be offered on an ongoing basis during the term of the offering. The term “continuous” as used in Rule 251(d)(3)(i)(F) relates to “offerings” and not sales. Therefore, the fact that the closing of the sales of the Units being continuously offered under the Offering Statement may only occur after the occurrence of a specified event (receipt of subscriptions for the minimum offering amount) or the lapse of time (quarterly closings) or not occur at all, as fully described in the Offering Statement, does not cause this continuous offering to become a delayed offering. So long as the offering is continuous and ongoing, sales can be made from time-to-time over the duration of the offering as proposed by the Company under the Offering Statement regardless of the timing of or ultimate occurrence of the closings. In contrast, under a “delayed offering,” there is no current intent to offer securities at the time of qualification/effectiveness, and these types of offerings are typically effected through a two-step process. Initially, a “base” or “core” offering circular/prospectus is filed with the offering statement/registration statement that is qualified or declared effective, with a prospectus supplement or post-effective amendment containing the actual terms and specifics of the offering being filed at a later date at which point the offer will then commence. The Offering Statement clearly states that the offering will commence promptly after qualification, and the Offering Statement contains all of the terms and specifics of the offering. As a result, we believe the offering should be deemed to be a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles J. Follini
NOYACK Logistics Income REIT II, Inc.